Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 22, 2026

Relating to Preliminary Prospectus Supplement dated September 18, 2026 to

Prospectus dated September 14, 2026

Registration No. 333-298926

FINAL PRICING TERMS

SYSCO HOLDINGS CORPORATION AND SYSCO CORPORATION

€1,000,000,000 6.000% Junior Subordinated Notes due 2056

Issuers:	Sysco Holdings Corporation and Sysco Corporation
Expected Issuer Ratings*:	Baa3 (Stable) by Moody’s Ratings, Inc. BBB (Negative) by S&P Global Ratings BBB (Negative Watch) by Fitch Ratings, Inc.
Expected Security Ratings*:	Ba1 by Moody’s Ratings, Inc. BB+ by S&P Global Ratings BB+ by Fitch Ratings, Inc.
Guarantee:

Fully and unconditionally guaranteed, jointly and severally, on an unsecured, subordinate and junior basis, by Sysco Corporation’s direct and indirect wholly-owned domestic subsidiaries that guarantee Sysco Corporation’s existing senior notes.

Format:	SEC-Registered
Title of Security:	6.000% Junior Subordinated Notes due 2056
Principal Amount:	€1,000,000,000
Maturity Date:	October 6, 2056
Reset Dates:	October 6, 2032 (the “First Reset Date”) and on each fifth anniversary thereof (each, a “Reset Date”)
Reset Period:	The period from, and including, a Reset Date to, but excluding, the next Reset Date
First Step-Up Date:	October 6, 2037
Second Step-Up Date:	October 6, 2052
Initial Margin:	255.4 basis points (2.554%)
Five-year Swap Rate:

The mid-swap rate for a term of five years as displayed on the Reset Screen Page at 11:00 a.m. (Frankfurt time) on the applicable Reset Interest Determination Date. In the event that such rate does not appear on the Reset Screen Page on the relevant Reset Interest Determination Date at approximately that time, the Five-year Swap Rate will be the Reset Reference Bank Rate. If the Reset Reference Bank Rate is unavailable or the calculation agent determines that no Reference Bank is providing offered quotations, the Five-year Swap Rate will be equal to the last Five-year Swap Rate available on the Reset Screen Page as determined by the calculation agent.

Coupon:

6.000%, from, and including the original issuance date to, but excluding, the First Reset Date;

The Five-year Swap Rate as of the Reset Interest Determination Date for such Reset Period plus the Initial Margin, from, and including, the First Reset Date, to, but excluding the First Step-Up Date;

The Five-year Swap Rate as of the Reset Interest Determination Date for such Reset Period plus the Initial Margin plus a spread of 0.250%, from, and including, the First Step-Up Date, to, but excluding the Second Step-Up Date;

The Five-year Swap Rate as of the Reset Interest Determination Date for such Reset Period plus the Initial Margin plus a spread of 1.000%, from, and including, the Second Step-Up Date, and each Reset Period thereafter.

Interest Payment Date:	October 6 of each year, commencing October 6, 2027
Optional Deferral of Interest:	Up to 10 consecutive years per deferral
Price to Public:	100% of the principal amount
Mid-Swap Benchmark Rate:	3.446%
Spread to Mid-Swap Benchmark:	255.4 basis points
Re-Offer Yield:	6.000%
Government Benchmark:	DBR 1.700% due August 15, 2032
Government Benchmark Yield:	3.281%
Re-offer Spread vs. Government Benchmark:	B + 271.9 basis points
Use of Proceeds:	To pay the cash consideration for the JRD Acquisition Transactions and all other fees, costs and expenses related thereto.
Optional Redemption:
Make-Whole Call:	B + 45 basis points
First Par Call:	July 8, 2032

Special Mandatory Redemption:

If (i) the consummation of the JRD Acquisition Transactions does not occur on or prior to (a) March 30, 2028 or (b) any later date as the parties to the merger agreement may agree, (ii) Sysco Corporation notifies the trustee in writing that the merger agreement has terminated in accordance with its terms prior to the consummation of the JRD Acquisition Transactions, or (iii) Sysco Corporation notifies the trustee in writing and publicly announces that Sysco Corporation will not pursue the consummation of the JRD Acquisition Transactions, as more particularly described in the preliminary prospectus supplement, the Issuers will be required to redeem the notes at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of the Special Mandatory Redemption.

Redemption at Tax Deductibility Event:

The Issuers may redeem the notes, in whole but not in part, at a redemption price equal to: (i) 101% of the principal amount, if the redemption date is prior to the First Par Call Date or (ii) 100% of the principal amount, if the redemption date is on or after the First Par Call Date, plus accrued and unpaid interest (including any additional interest) to, but excluding, the redemption date, at any time following the occurrence of a Tax Deductibility Event.

Redemption for Tax Reasons:

The Issuers may redeem all, but not part, of the notes upon the occurrence of certain tax events at the redemption price of 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Redemption for Rating Agency Event:

The Issuers may redeem all, but not part, of any series of notes within 120 days following a Rating Agency Event at the redemption price of (i) 101% of the principal amount, if the redemption date is prior to the First Par Call Date or (ii) 100% of the principal amount, if the redemption date is on or after the First Par Call Date, plus accrued and unpaid interest to, but excluding, the redemption date.

Redemption upon a Substantial Repurchase Event:

The Issuers may also redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including any additional interest) to, but excluding, the redemption date, if prior to the redemption date an Issuer has repurchased notes equal to or in excess of 75% of the initial aggregate principal amount of notes issued.

Trade Date:	September 22, 2026
Expected Settlement Date**:	T + 10; October 6, 2026
CUSIP/ISIN/Common Code:	87190XAA2 / XS3509683424 / 350968342
Listing:	The Issuers intend to apply to list the junior subordinated notes on the New York Stock Exchange.
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

TD Global Finance unlimited company

Merrill Lynch International

J.P. Morgan Securities plc

Wells Fargo Securities International Limited

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

BNP PARIBAS

Truist Securities, Inc.

Barclays Bank PLC

Coöperatieve Rabobank U.A.

Scotiabank (Ireland) Designated Activity Company

Bank of Montreal, London Branch Lloyds Securities Inc.

Siebert Williams Shank & Co., LLC

Pro Forma Indebtedness:

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had approximately $34.4 billion total debt outstanding, including approximately $24.2 billion in aggregate principal amount of unsecured senior indebtedness outstanding.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had no secured indebtedness and the guarantors would have had no secured indebtedness other than a total of $890 million of secured indebtedness outstanding under a fleet financing program secured by fleet assets at a non-guarantor subsidiary that is owned by two guarantor subsidiaries.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, the total liabilities, including trade payables, of Sysco Corporation’s non-guarantor subsidiaries would have been approximately $12.8 billion, and Sysco Corporation’s non-guarantor subsidiaries would have collectively owned approximately 80.0% of Sysco Corporation’s consolidated total assets. For the fiscal year ended June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, Sysco Corporation’s non-guarantor subsidiaries would have accounted for approximately 49.4% of Sysco Corporation’s consolidated sales.

Capitalized terms used but not defined herein have meaning given to them in the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuers expect delivery of the notes will be made against payment therefor on or about October 6, 2026, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR DISC DISCLOSURE DOCUMENT / EXEMPTION UNDER THE POATRs — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

The Issuers have filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, TD Global Finance unlimited company at +44 20 7628-2262, J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468, Merrill Lynch International, toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC (for U.S. investors) at +1-212 834-4533.